SECURI... ...MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24435

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Keyport Financial Services Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 High Street
(No. and Street)

Boston	Massachusetts	02110-2712
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Japlit (781) 416-7105
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name — *if individual, state last, first, middle name*)

200 Clarendon Street	Boston	Massachusetts	02116
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rogelio P. Japlit, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Keyport Financial Services Corporation, as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

Treasurer

Title

Notary Public

LYNN M. KELLEY
Notary Public
My Commission Expires May 7, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Keyport Financial Services Corp.

Audited Financial Statements, Supplemental Information and Supplemental Report of Independent Accountants

Years ended December 31, 2001 and 2000

Contents



■ Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

■ Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

Board of Directors and Stockholder
Keyport Financial Services Corp.

We have audited the accompanying statement of financial condition of Keyport Financial Services Corp. as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Keyport Financial Services Corp. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information, listed as supplemental information in the table of contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 5, 2002

KEYPORT FINANCIAL SERVICES CORP.

STATEMENT OF FINANCIAL CONDITION

	December 31	
ASSETS	**2001**	**2000**
Cash	$ 68,316	$ 74,905
Due from Parent Company	1,000	9,526
Total assets	$ 69,316	$ 84,431
LIABILITIES AND STOCKHOLDER'S EQUITY		
Due to Parent Company	$ 8,000	$ 8,000
Total liabilities	8,000	8,000
Stockholder's equity:		
Common stock, no par value; authorized, issued and outstanding, 1,000 shares	10,000	10,000
Contributed capital	325,000	325,000
Accumulated deficit	(273,684)	(258,569)
Total stockholder's equity	61,316	76,431
Total liabilities and stockholder's equity	$ 69,316	$ 84,431

KEYPORT FINANCIAL SERVICES CORP.

STATEMENT OF OPERATIONS

	Year Ended December 31	
	2001	**2000**
Revenues:		
Commissions	$37,796,209	$42,946,357
Management fees	1,095,605	216,522
Interest on cash	1,000	2,970
Total revenues	38,892,814	43,165,849
Expenses:		
Commissions	37,796,209	42,946,357
Management fees	1,095,605	216,522
Taxes, licenses, and fees	1,408	1,290
Other	18,227	13,612
Total expenses	38,911,449	43,177,781
Loss before income tax benefit	(18,635)	(11,932)
Income tax benefit	3,520	4,176
Net loss	$ (15,115)	$ (7,756)

KEYPORT FINANCIAL SERVICES CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

	Common Stock	Contributed Capital	Accumulated Deficit	Total
Balance at December 31, 1999	$10,000	$325,000	$(250,813)	$ 84,187
Comprehensive loss				
Net loss	-	-	(7,756)	(7,756)
Comprehensive loss				(7,756)
Balance at December 31, 2000	10,000	325,000	(258,569)	76,431
Comprehensive loss				
Net loss	-	-	(15,115)	(15,115)
Comprehensive loss				(15,115)
Balance at December 31, 2001	$10,000	$325,000	$(273,684)	$ 61,316

KEYPORT FINANCIAL SERVICES CORP.

STATEMENT OF CASH FLOWS

	Year Ended December 31	
	2001	**2000**
Operating activities:		
Net loss	$(15,115)	$ (7,756)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease (increase) in due from Parent Company	8,526	(1,485)
Net cash used in operating activities	(6,589)	(9,241)
Decrease in cash	(6,589)	(9,241)
Cash at beginning of year	74,905	84,146
Cash at end of year	$ 68,316	$74,905

KEYPORT FINANCIAL SERVICES CORP.

Notes to Financial Statements

December 31, 2001

1. Organization

Keyport Financial Services Corp. (the "Company") is a wholly owned subsidiary of Keyport Life Insurance Company ("the Parent Company" or "Keyport"), which is a wholly owned, indirect subsidiary of Sun Life Financial Services of Canada, Inc (Sun Life). Keyport was an indirect wholly owned subsidiary of Liberty Financial Companies and was sold on November 1, 2001 to Sun Life.

The Company was a wholly owned subsidiary of Liberty Advisors Services Company (LASC), a wholly owned subsidiary of Keyport, until August 31, 2001, at which time LASC dividended its ownership in the Company to Keyport.

The Company is registered as a broker/dealer with the Securities and Exchange Commission to effect transactions as an agent in investment mediums, principally variable annuities, life insurance products and mutual funds which are registered pursuant to the Investment Company Act of 1940.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from such estimates.

Recognition of Commission Income and Expense

Commission income and expense are recognized when the sales of financial products are settled, which yields results which are materially the same as recognition on a trade-date basis.

Income Taxes

Income taxes have been provided using the liability method in accordance with SFAS No. 109, "Accounting for Income Taxes," and are calculated as if the Company filed its own income tax return. In 1999, the Company filed consolidated federal and state income tax returns with its Parent.

For the period ended August 31, 2001, the Company will be included in the consolidated return of LASC. Per the tax sharing agreement established in 1999, tax benefits resulting from losses are paid to the extent such losses are utilized in the consolidated tax return. The tax benefit for the net operating loss incurred during the eight-month period ended August 31, 2001 will be utilized in the consolidated return.

Effective September 1, 2001, the Company will file a separate return for both Federal and State income tax purposes. The Company will be eligible to file a consolidated return with its Parent Company in 2006.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

At December 31, 2001 and 2000, the Company had net operating loss carryforwards for tax purposes of approximately $155,000, which expire between 2004 and 2018, and can only be used to offset the Company's taxable income. The Company has established a valuation allowance at December 31, 2001 and 2000 that completely offsets the deferred tax asset resulting from the net operating loss carryforwards because recoverability is not more likely than not. The Company has been reimbursed for its net operating losses under the terms of its tax-sharing agreement with LASC through August 31, 2001.

3. Commission Income and Management Fee

The Company earned all of its commissions and management fees from affiliated companies during the years ended December 31, 2001 and 2000, respectively.

4. Net Capital Requirements

Pursuant to the net capital provisions of the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), the Company is required to maintain minimum net capital and the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1.

At December 31, 2001, the Company had net capital and a minimum net capital requirement of $60,316 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was .13:1.

Supplemental Information

KEYPORT FINANCIAL SERVICES CORP.

Computation of Net Capital Pursuant to Rule 15c3-1
and Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2001

Net capital:	
Total stockholder's equity	$61,316
Less: non-allowable asset	(1,000)
Net capital	$60,316
Aggregate indebtedness	$ 8,000
Net capital requirement: $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater	$ 5,000
Excess net capital	$55,316
Ratio of aggregate indebtedness to net capital	.13:1

There are no differences from the above computations and the Company's corresponding unaudited Part II-A filing as of December 31, 2001.

KEYPORT FINANCIAL SERVICES CORP.

Statement Regarding Rule 15c3-3

December 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, under Section (k)(1) of that Rule.

Supplemental Report of Independent Accountants



Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report on Internal Controls Required by SEC Rule 17a-5 of the Securities and Exchange Commission (SEC) for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Report of Independent Accountants

Board of Directors and Stockholder
Keyport Financial Services Corp.

In planning and performing our audit of the financial statements and supplemental schedules of Keyport Financial Services Corp. (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 5, 2002

Audited Financial Statements, Supplemental Information and Supplemental Report of Independent Accountants

Keyport Financial Services Corp.

Years ended December 31, 2001 and 2000

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDITED REPORT

December 31, 2001

KEYPORT FINANCIAL SERVICES CORP.
(Name of Respondent)

One Sun Life Executive Park, Wellesley, Massachusetts 02481
(Address of principal executive office)

Roger Japlit, Treasurer
One Sun Life Executive Park, Wellesley, Massachusetts 02481
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)